Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, August 27, 2021

FAIRFAX ANNOUNCES SUCCESSFUL COMPLETION OF
OMERS INVESTMENT IN BRIT

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces the successful completion of the previously announced transaction in which OMERS, the pension plan for Ontario’s municipal employees, will acquire an approximate 14% interest in Fairfax’s subsidiary, Brit Limited (“Brit”), for cash of approximately US$375 million. After closing, Fairfax will retain the flexibility to repurchase OMERS’ interest in Brit over time.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information, contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946